Frontier Nuclear Launches Major 2026 Drill Program at the
Pine Ridge Uranium Project

Winnipeg, Manitoba - July 14, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, announces the launch of its 2026 drill program at its 100% owned Pine Ridge uranium project ("Pine Ridge") in Wyoming's Powder River Basin.

A 36,000 m Drill Program designed to generate
a maiden mineral resource estimate

Highlights

  2026 drill program (the "Drill Program") at Pine Ridge is underway

  Drill program will consist of approximately 120 holes totaling approximately 36,000 m

  Drill Program will build on the successful 2025 drill program which:

    confirmed widespread uranium mineralization;

    demonstrated continuity of mineralization across multiple areas; and

  identified at least 25 mineralized roll fronts contained within multiple major sandstone packages.

  Objective of the Drill Program is to define roll front deposits and target preparation of a maiden mineral resource estimate (the "MRE") by early 2027

  Pine Ridge is a large-scale uranium exploration project located in Wyoming's prolific Powder River Basin covering approximately 39,390 acres

CEO Commentary

"After a successful initial drill campaign during 2025, we have initiated an extensive 2026 drill program at Pine Ridge" said Frank Wheatley, CEO of Frontier.  "The clear objective of this program is to complete sufficient drilling to prepare a maiden mineral resource estimate by early 2027."

"As the U.S. Government continues to prioritize development of a domestic nuclear fuel cycle, the U.S. needs to develop additional uranium mines in order to achieve its target of energy security through nuclear power.  We believe Pine Ridge holds the potential to positively contribute to that goal" continued Mr. Wheatley.

2026 Pine Ridge Drill Program

The Drill Program will include nearly 120 drill holes totaling approximately 36,000 meters.  Drilling is expected to be completed using one drill rig operating from July through December 2026, with the program potentially extending into January 2027.

The Drill Program will build on the successful 2025 drill program which confirmed widespread uranium mineralization, demonstrated continuity of mineralization across multiple areas, and identified at least 25 mineralized roll fronts contained within multiple major sandstone packages.

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Drill Permit Boundary
Collars
2025 Drill Collars
Historical Drill Collars
2026 Added Claims
Frontier Nuclear & Minerals Claims
FRONTIER NUCLEAR
& MINERALS
Wyoming
Pine Ridge
Project Location
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W
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0
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5 km

PINE RIDGE PROJECT
CONVERSE COUNTY, WY
JULY 2026

Figure 1: Pine Ridge Uranium Project

Frontier's geology team has integrated the results of the 2025 drill program with Pine Ridge's extensive historical drilling and geophysical database to refine the geological model and prioritize targets for the Drill Program.  The Drill Program is designed to expand and further define priority mineralized trends, test additional prospective sandstone horizons, and advance Pine Ridge toward the definition of a maiden mineral resource estimate.

Results from the 2025 drill program illustrate the continuity of the stacked roll-front systems identified across Pine Ridge and confirm mineralized zones within multiple major sandstone packages in the eastern and southwestern portions of Pine Ridge.  These mineralized zones generally occur at depths of approximately 200 meters to 400 meters and are separated by laterally extensive fine-grained units that provide geological and hydrological confinement, supporting the Pine Ridge's potential suitability for future In-Situ Recovery development.

Importantly, mineralization intersected in the southwestern portion of Pine Ridge appears to be hosted within a stratigraphically lower sandstone package than the mineralized sandstone packages identified in the eastern portion of Pine Ridge.  This interpretation suggests that additional prospective areas and sandstone horizons may be present across Pine Ridge.

In conjunction with preparations for the 2026 exploration program, Frontier expanded the Pine Ridge claim block through the addition of 54 federal mining claims, comprising approximately 854 acres.

Pine Ridge Uranium Project

Pine Ridge is an advanced In-Situ Recovery ("ISR") uranium exploration project located in the southwestern Powder River Basin of Wyoming, the premier uranium-producing basin in the United States.

Pine Ridge is surrounded by existing uranium projects held by established uranium operators and explorers.  It is located approximately 15 kilometers from Cameco's Smith Ranch processing facility, which has a licensed capacity of 5.5 million pounds of U₃O₈ p.a.  Smith Ranch mill is one of the largest uranium production facilities in the United States.

Pine Ridge benefits from an extensive historical exploration database comprising 1,311 historical drill holes totaling more than 22,825 meters of drilling, supplemented by 114 drill holes totaling 38,000 meters completed by Frontier during the 2025 exploration program.  This combined dataset provides the foundation for Pine Ridge's geological interpretation and the targeting of the Drill Program.

Wyoming Uranium Mining Industry

The Pine Ridge Uranium Project is located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Historically, the Powder River Basin is the most significant area for uranium production in U.S. primarily via ISR production methods, and Wyoming has produced nearly 240 Mlbs U3O8 since 1951.

ISR uranium mining offers significant advantages over conventional hard rock mining, particularly in terms of environmental impact and cost efficiency.  ISR requires no large-scale open pits or underground tunnels, minimizing surface disturbance and eliminating the need for waste rock and tailings storage.  This translates to a much lower environmental footprint, reduced water usage, and streamlined permitting processes.  Additionally, ISR operations typically have lower capital expenditures and operating costs due to their simpler infrastructure requirements and more efficient extraction methods.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in Ubaryon Pty. Ltd., a private Australian company developing next generation enrichment technology, and Kadmos Energy Services LLC, a private U.S. company developing small modular light water reactors.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc., the timing and outcome of drilling and any maiden mineral resource estimate for the Pine Ridge uranium project, the future of the Pine Ridge uranium project, anticipated uranium demand, U.S. federal nuclear policy and funding initiatives, and Frontier Nuclear and Minerals Inc.'s strategic positioning.  References to third-party statements, including industry estimates of future uranium demand and statements made by government agencies, are included for context and are not adopted by Frontier Nuclear and Minerals Inc. as projections of its own results.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com